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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 3)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE,
INCLUDING THE ASSOCIATED SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   24456 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GERALD N. GASTON
              VICE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                            11222 QUAIL ROOST DRIVE
                              MIAMI, FL 33157-6596
                                 (305) 253-2244
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

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
            MORTON A. PIERCE, ESQ.                      JOSEPHINE CICCHETTI, ESQ.
          JONATHAN L. FREEDMAN, ESQ.                   JORDEN BURT BOROS CICCHETTI
             DEWEY BALLANTINE LLP                         BERENSON & JOHNSON LLP
         1301 AVENUE OF THE AMERICAS                  777 BRICKELL AVENUE, SUITE 500
              NEW YORK, NY 10019                             MIAMI, FL 33131
                (212) 259-8000                                (305) 371-2600
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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated February 6, 1998 (as amended, the "Schedule
14D-9") of American Bankers Insurance Group, Inc., a Florida corporation (the
"Company"), filed in connection with the Cendant Offer. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 3.  IDENTITY AND BACKGROUND

     The response to Item 3(b) is hereby amended and supplemented as follows:

     The Company maintains the American Bankers, Inc. Leveraged Employee Stock Ownership Plan ("LESOP") and the American Bankers, Inc. Retirement Plan (the "Retirement Plan" and, collectively, the "Plans"). Because Barnett Bank, N.A., the trustee under the LESOP, and the Retirement Committee of the Retirement Plan (which is comprised of executives of the Company) have informed the Company that they believe that they have certain conflicts of interest with respect to the Cendant Offer and the Proposed AIG Merger, the Company has retained U.S. Trust Company of California, N.A. ("U.S. Trust") to determine (i) how to respond to the Cendant Offer with respect to shares of Common Stock held under the Plans,
(ii) how to vote unallocated and undirected shares of Common Stock held under the LESOP with respect to the Proposed AIG Merger, (iii) how to vote all shares of Common Stock held under the Retirement Plan with respect to the Proposed AIG Merger and (iv) whether the Plans should receive cash or AIG stock with respect to the Proposed AIG Merger, if it is consummated. The engagement agreement entered into by the Company and U.S. Trust is filed as Exhibit 22 hereto and is incorporated by reference herein in its entirety.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The response to Item 8 is hereby amended and supplemented as follows.

  Litigation

     Between February 9 and February 11, 1998, two additional putative class actions were filed in the United States District Court, Southern District of Florida, Miami Division, alleging causes of action relating to the Proposed AIG Merger. On February 9, 1998, an action captioned Coffey v. American Bankers Insurance Group, Inc., et al., Civil Action No. 98-0256 (the "Coffey Action") was filed and on February 11, 1998, an action captioned Spector v. Landon, et al., Civil Action No. 98-0273 (the "Spector Action") was filed.

     The defendants in the Coffey Action are the Company, AIG, and the Individual Defendants. The defendants in the Spector Action are Messrs. Landon and Gaston, the Company, AIG and AIGF.

     The Coffey Action alleges that AIG violated Section 13(d) of the Exchange Act and the regulations promulgated thereunder by filing a Schedule 13D on January 16, 1998 which failed to disclose that Maurice R. Greenberg, the chairman of AIG, allegedly controls AIG. The Coffey Action also alleges that the Individual Defendants breached their fiduciary duties by failing to maximize shareholder value and by failing to withdraw or modify their approval of the Merger Agreement and failing to consider Cendant's proposal.

     The Spector Action alleges that the defendants made false and misleading statements in the Proxy Statement/Prospectus and in the Schedule 14D-9 in violation of Sections 14(a) and (e) of the Exchange Act and the regulations promulgated thereunder. Specifically, the Spector Action alleges that the proxy statement is false and misleading in that: (a) it states, without a reasonable basis, that the Proposed AIG Merger is expected to close in March 1998; (b) it fails to describe the expense savings that will enure in the Proposed AIG Merger and fails to disclose that the Company's personnel will be terminated; (c) it fails to disclose that the fairness opinion rendered by the Company's investment advisor, Salomon Smith Barney, must be reevaluated in light of the offer made by Cendant; (d) although the Company's management prepared "revised" internal projections that contained lower estimates of revenue and income which were provided to Salomon Smith Barney, the proxy statement fails to disclose the extent to which Salomon Smith Barney relied on the lower "revised" projections, the effect on the ranges of values attributed to the valuation methodologies employed by Salomon Smith Barney and whether the $47 per share Proposed AIG Merger price would fall
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within or outside those ranges of values and the effect on the fairness opinion had the original and higher projections been used; and (e) it fails to disclose information in the Schedule 14D-9 admitted by Messrs. Landon and Gaston to be material, to wit, Cendant's high level of financial leverage, its proposed business plans for the Company, its experience in owning and operating insurance companies, its ability to provide license facilities outside the United States to permit international distribution of the Company's products, its ability to realize synergies, whether increased revenue levels projected by Cendant require additional capital infusions, its plan with respect to intercompany transactions with the Company's insurance subsidiaries involving intercompany royalties and fees, the potential reaction of the Company's producers and reinsurers to Cendant, and the volatility of Cendant's stock. The Spector Action also alleges that defendants have breached their fiduciary duties in a variety of ways, including, but not limited to: having agreed to the Proposed AIG Merger, the Stock Option between the Company and AIG, the 120 day so-called "No-Shop" provision, the 180 day non-termination provision, the $66 million termination fee, having exempted the Proposed AIG Merger from the provisions of the Company's shareholders rights plan as well as in the ways identified in the Bildstein and Coffey Actions.

     On February 17, 1998, the plaintiff in the Goodman Federal Court Action filed an amended complaint. The amended complaint reasserts its previous claims and also alleges that the defendants made false and misleading statements in the Proxy Statement/Prospectus and in the Schedule 14D-9 in violation of the Exchange Act and the regulations promulgated thereunder.

  Amendment to Rights Agreement

     On February 19, 1998, the Board of Directors of the Company approved Amendment No. 3 to its Rights Agreement ("Amendment No. 3"). Amendment No. 3 clarifies that although, pursuant to the Rights Agreement, as it has been amended, AIG, AIGF or their affiliates will not be deemed to be an Acquiring Person (as defined in the Rights Agreement) solely by reason of the execution, delivery or consummation of the transactions, contemplated by the Merger Agreement, the Stock Option Agreement and the Voting Agreement, any acquisition of shares of Common Stock by AIG, AIGF or any of their affiliates other than pursuant to the Merger Agreement, the Stock Option Agreement, and the Voting Agreement would cause such entity to become an Acquiring Person (as defined in the Rights Agreement). A copy of Amendment No. 3 is filed as Exhibit 24 hereto and is incorporated in its entirety herein by reference.

     The Rights Agreement will expire in accordance with its terms on March 10, 1998. Consequently, on February 19, 1998, the Board of Directors of the Company also approved and adopted a new shareholders rights plan in which preferred stock purchase rights ("New Rights") will be distributed as a dividend at a rate of one New Right for each share of Common Stock held by stockholders of record on March 10, 1998. The new rights agreement is substantially identical to the existing Rights Agreement, as it has been amended, except the exercise price has been set at $75 and the expiration date is March 10, 2003. A copy of the new rights agreement is filed as Exhibit 25 hereto and is incorporated in its entirety herein by reference. The Company's press release with respect to Amendment No. 3 and the new rights agreement is filed as Exhibit 26 hereto and is incorporated by reference herein.

  Regulatory Process

     On February 18, 1998, Wyser-Pratte & Co., Inc. ("Wyser-Pratte") filed with the Florida Insurance Department a petition to intervene in the proceeding on the AIG application, a request for a hearing with respect to the AIG and Cendant applications, and a request to consolidate the Department's proceedings with respect to the AIG and Cendant applications.

     On February 19, 1998, the Florida Insurance Department, on its own initiative, initiated separate proceedings for the consideration of AIG's and Cendant's applications. The proceedings with respect to the AIG and Cendant applications will be conducted commencing on March 17 and March 19, 1998, respectively, each commencing at 9:00 a.m. (EST) at the Wyndam Hotel, 1601 Biscayne Boulevard, Miami, Florida, and all persons wishing to present evidence or testimony relevant to the Department's consideration of the respective applications under the standards set forth in Sections 628.461 and 628.4615 of the Florida
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Insurance Code (the "Statutory Standards") will be permitted to do so. In related orders issued on February 19, 1998, the Department also, among other things: (i) granted the petition of Cendant to intervene in the proceeding with regard to the AIG application for the purpose of considering the appropriateness of the AIG application under the Statutory Standards, (ii) denied as untimely and moot the petition of Cendant for a hearing with respect to the AIG application, (iii) denied the petition of Cendant to consolidate the proceedings on the applications of AIG and Cendant, (iv) granted Cendant's petition to intervene in the newly initiated proceeding with respect to AIG's application as to the issue of considering the appropriateness of that application under the Statutory Standards and denied Cendant's petition to intervene as to all other issues it had asserted in its pleadings, (v) denied as untimely and moot the Company's request for a hearing with respect to Cendant's application, (vi) denied as untimely and moot the petition of Wyser-Pratte for a hearing with respect to the AIG and Cendant applications and (vii) denied the petition of Wyser-Pratte to consolidate the proceedings on the applications of AIG and Cendant. In the orders denying the petitions to consolidate, the Florida Insurance Department stated that the AIG and Cendant applications each will be "approved or disapproved based upon its own merit." Copies of the February 19, 1998 orders and notices of the Florida Insurance Department are filed as Exhibit 27 hereto and are incorporated by reference herein in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

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    Exhibit 22......      Engagement Agreement, dated as of February 18, 1998, between
                          U.S. Trust Company of California, N.A. and the Company
    Exhibit 23......      Complaint filed in Coffey v. American Bankers Insurance Group,
                          Inc. et al., Civil Action No. 98-0256 (Brown)
                          Complaint filed in Spector v. Landon, et al., Civil Action No.
                          98-0273 (Turnoff)
                          Amended Complaint filed in Goodman v. American Bankers
                          Insurance Group, Inc. et at., Civil Action No. 98-0175 (Moore)
    Exhibit 24......      Amendment No. 3, dated as of February 19, 1998, to the Rights
                          Agreement, dated as of February 24, 1988, as amended and
                          restated as of November 14, 1990 and as further amended on
                          December 19, 1997 and February 5, 1998 between the Company and
                          ChaseMellon Shareholder Services, L.L.C. as successor Rights
                          Agent
    Exhibit 25......      Rights Agreement, dated as of February 19, 1998, between the
                          Company and ChaseMellon Shareholder Services, L.L.C. as Rights
                          Agent
    Exhibit 26......      Press Release, dated February 19, 1998 of the Company
    Exhibit 27......      Orders and Notices dated February 19, 1998 issued by the
                          Florida Insurance Department
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       AMERICAN BANKERS INSURANCE GROUP, INC.

                                       By: /s/ GERALD N. GASTON
                                         ---------------------------------------
                                         Name: Gerald N. Gaston
                                         Title: Chief Executive Officer,
                                             President and Vice Chairman

Date: February 20, 1998